Exhibit F

                    [FORMATION CAPITAL, LLC LETTERHEAD]

January 19, 2005

Mr. William R. Floyd
Chairman of the Board, President
And Chief Executive Officer
Beverly Enterprises, Inc.
One Thousand Beverly Way
Fort Smith, Arkansas 72919

Dear Bill:

     Thank you for your letter dated January 5, 2005. We look forward to hearing from you on January 24, 2005 following your scheduled Board of Directors meeting. In the interim, we thought we might facilitate your Board's discussions by providing some additional detail regarding our acquisition proposal.

     First, Formation Capital, LLC, ("Formation") would like to reiterate our offer to acquire the issued and outstanding shares of common stock of Beverly Enterprises, Inc. ("Beverly" or the "Company") at $11.50 per share (the "Offer Price"), subject to the terms and conditions outlined in our December 22, 2004 letter.

     Alternatively, as also indicated in our previous letter, we are prepared to undertake a transaction whereby we would purchase the Company's real estate assets and nursing facilities operations (the "SNFs"), leaving the Company with the Aegis Therapies business and Home Care operating segment (the "Ancillary Businesses"). Further, we would anticipate that as part of such a transaction, we would enter into contractual agreements whereby Beverly would continue to provide ancillary services to the nursing facilities. We believe this transaction could be structured in several ways and we would seek to adopt an approach which is most tax efficient for current Beverly shareholders.

     Subject to the completion of business, regulatory, legal and accounting due diligence, we are prepared to pay $9.00 per share in cash for the SNFs (the "Asset Offer Price") and assume all liabilities not related to the Ancillary Businesses. This alternative would leave Beverly with a pure-play ancillary company, which we believe would trade at approximately a valuation of $4.00 per share, in line with public comparables. Thus, a transaction of this nature could result in a value to shareholders of $13.00 per share.

     As with respect to a transaction whereby we would acquire the entire Company, we remain prepared to raise the Offer Price accordingly if our due diligence suggests that there is more value in the Company.

     Once again, this expanded proposal is being provided to you on a confidential basis and we would expect that you will not disclose this proposal to anyone other than your Board of Directors, legal and financial advisors. The terms of this letter are intended as an outline of certain material terms of a proposed transaction, but are not binding on you, the Company or us and do not include all the material terms, conditions, covenants, representations, warranties and other provisions that will be contained in a definitive agreement and other documentation.

     We remain prepared to discuss all aspects of this proposal with the Company, its Board of Directors and its advisors at their earliest convenience. If you have any questions, please do not hesitate to call me at (770) 754-9660.

     Sincerely,

     Formation Capital, LLC


     /s/ Arnold M. Whitman
     --------------------------
     Arnold M. Whitman
     Chief Executive Officer